EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
March 9, 2016	14,340	$8.53
March 10, 2016	1,100	$8.52
April 1, 2016	2,500	$8.50
April 4, 2016	900	$8.50
April 5, 2016	10,445	$8.50
April 6, 2016	20,000	$8.50
April 7, 2016	20,000	$8.50
April 8, 2016	20,400	$8.50
April 11, 2016	14,600	$8.50
April 12, 2016	13,595	$8.49